Frazier Lifesciences Acquisition Corporation

Two Union Square

601 Union St., Suite 3200

Seattle, WA 98101

December 4, 2020

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Frazier Lifesciences Acquisition Corporation
Acceleration Request for Registration Statement on Form S-1
File No. 333-250858

Requested Date:	December 8, 2020
Requested Time:	4:30 p.m. Eastern Standard Time

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Frazier Lifesciences Acquisition Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 8, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jocelyn Arel at (617) 570-1067. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jocelyn Arel, by email at jarel@goodwinlaw.com.

[Remainder of page left intentionally blank]

If you have any questions regarding this request, please contact Jocelyn Arel of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

Frazier Lifesciences Acquisition Corporation

/s/ James N. Topper
James N. Topper
Chief Executive Officer and Chairman

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Daniel Espinoza, Esq., Goodwin Procter LLP